MANAGEMENT PROPOSAL

To Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (The Company), presents to General and Extraordinary Shareholders’ Meeting the proposal as follows:

(a)     change in article 9 of the Company’s Bylaws, referring to initiating and presiding over the General Shareholders’ Meetings, which will be written as follows:

“ ARTICLE 9 – General Shareholders’ Meeting will be intiated and presided over by the Chairman of the Board of Directors, by the Chief Executive Officer and, if the latter is absent, by the Administrative and Finance Director. The General Shareholders’ Meeting will be called by the Chairman of the Board, and will have the following responsibilities: ....”.

(b)     merger of Sociedade Companhia Pernambucana de Alimentação (Merged Company), since the operations of the referred company are correlated to the operations of the Company and the merger will allow for cutback in operating expenses. Therefore, the merger is justifiable since it will bring advantages for both companies involved, resulting in simplification of the administrative and management structure, cutback in operating expenses, leading to a faster development of activities performed by the Merged Company and the Company. To assess the Equity of the company to be merged, the Management appoints, for later approval or ratification by shareholders, Magalhães Andrade S/S Auditores Independentes (independent auditors) as appraiser who will prepare the Evaluation Report to be submitted to the approval of shareholders of both companies involved in this Merger. To make the Merger effective, the Board should agree and sign all required documents, including the Protocol of Merger and Justification.

The Managers present to the Shareholders’ Meeting will be able to provide all information deemed appropriate and required by shareholders for their independent decision making. This is the proposal we have to present, for which we expect approval.

São Paulo, April 5, 2006

THE MANAGEMENT

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